    As filed with the Securities and Exchange Commission on November 12, 1999
                                                      Registration No. 333-86293

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------


                               AMENDMENT NO. 3 TO
                       REGISTRATION STATEMENT ON FORM S-3

                                    UNDER THE
                             SECURITIES ACT OF 1933

                          -----------------------------

                          WINSTAR COMMUNICATIONS, INC.
             (Exact Name of Registrant as Specified in its Charter)

         DELAWARE                               4812                          13-3585278
(State or other jurisdiction of    (Primary standard industrial            (I.R.S. Employer
incorporation or organization)      classification code number)         Identification Number)

                                685 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 792-9800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)


                          -----------------------------


                                TIMOTHY R. GRAHAM
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL

                          WINSTAR COMMUNICATIONS, INC.

                                685 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 792-9800
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                          -----------------------------

                                   Copies to:

                             DAVID ALAN MILLER, ESQ.
                            GRAUBARD MOLLEN & MILLER
                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016
                            TELEPHONE: (212) 818-8800
                               FAX: (212) 818-8881

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

================================================================================

                         CALCULATION OF REGISTRATION FEE

                                                             Proposed Maximum           Proposed Maximum
       Title of Security              Amount to be           Aggregate Price                Aggregate               Amount of
        to be Registered               Registered               Per Share                Offering Price          Registration Fee
----------------------------------------------------------------------------------------------------------------------------------
Series F 7 1/4% Cumulative
Convertible Preferred Stock           300,000 shares                (1)                         (1)                     (1)
("Preferred Stock")

----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01
per share, issuable as
dividends on the Preferred          4,260,842 shares            $52.625(2)                $224,226,804              $62,335.00
Stock
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share underlying           4,900,000 shares            $61.96(3)                 $303,604,000              $84,401.91
Preferred Stock
----------------------------------------------------------------------------------------------------------------------------------
Common Stock to be resold by          902,263 shares            $41.31(4)                 $ 37,272,485              $10,361.75
certain persons
----------------------------------------------------------------------------------------------------------------------------------
         Total                                                                                                     $157,098.66
----------------------------------------------------------------------------------------------------------------------------------




*   $94,763.66 of this fee was previously paid. The balance is paid herewith.

(1)  Filing fee being paid with respect to underlying shares of common stock.

(2) Based on the last sale price of a share of common stock as reported by Nasdaq on November 10, 1999.

(3)  Represents the conversion price ($61.96) for a share of common stock.

(4) Based on the last sale price of a share of common stock as reported by Nasdaq on November 1, 1999, based on Rule 457(c).


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                 Preliminary Prospectus dated November 12, 1999
                              Subject to Completion


                          WINSTAR COMMUNICATIONS, INC.
                          -----------------------------

 300,000 Shares of Series F 7 1/4% Senior Cumulative Convertible Preferred Stock
                                  and up to
                        10,063,105 shares of Common Stock



         This prospectus covers:


          o the resale by persons from time to time of an aggregate of 300,000 shares of our outstanding Series F preferred stock;

          o the resale by persons of up to an aggregate of 4,260,842 shares of common stock that may be issued instead of cash as payment of dividends on the Series F preferred stock;


          o our issuance of up to approximately 4,900,000 shares of our common stock to holders of Series F preferred stock upon conversion of the Series F preferred stock; and

          o the resale by holders of an aggregate of 902,263 shares of our common stock that we previously issued in connection with various transactions.


         We will not receive any proceeds from the sale of these shares of Series F preferred stock or the sale or issuance of these shares of common stock.

         Our Series F preferred stock is eligible for trading in The Portal Market, a subsidiary of The Nasdaq Stock Market, Inc.


         Our common stock is traded on the Nasdaq National Market under the symbol "WCII." The last sale price of our common stock on the Nasdaq National Market on November 10, 1999 was $52.63 per share.


See "Risk Factors" beginning on page 8 of this prospectus for information that should be considered by prospective investors.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                 The date of this prospectus is November , 1999

                          ----------------------------


                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----

Summary  ......................................................................3

Risk Factors...................................................................8

Price Range of Our Common Stock...............................................17

Capitalization................................................................18

Certain United States Federal Income Tax Considerations.......................20

Description of the Series F Preferred Stock...................................29

Description of Certain Indebtedness and Capital Stock.........................34

Selling Stockholders and Plan of Distribution.................................45

Legal Matters.................................................................50

Experts  .....................................................................50

Where You Can Find More Information...........................................51

Unaudited Pro Forma Condensed
         Consolidated Financial Statements...................................F-1


                          ----------------------------

                                     SUMMARY

General


         We provide telecommunications services primarily to businesses in a growing number of major U.S. markets. Our telecommunication services are delivered through our own local networks. These networks are capable of carrying high volumes of data and voice traffic. Our local networks allow us to offer our customers a variety of individual and bundled services. These services include local and long distance voice services, high-speed data transport, Internet access and other enhanced communications services. We also provide Internet-based information content and services, such as online business resources. All of our services are delivered with a high degree of customer care and at competitive prices. We believe that our services offer our customers an attractive alternative to the incumbent local exchange carriers and other service providers.




         Our local networks are based on our wireless transmission capability. Specifically, we utilize capacity in the 38 GHz, 28 GHz and other portions of the radio spectrum to carry voice, data and video transmissions. These transmissions are made with the same quality as transmissions made over fiber optic cable. Our transmission rates are at speeds up to 350 times faster than the fastest service currently in general use on copper-based, wireline networks. We hold licenses that provide us with the largest amount of 38 GHz radio spectrum in the country, as well as a large amount of 28 GHz spectrum and other various spectrum rights. Our spectrum holdings cover markets encompassing more than 200 million people and more than 80% of the business market in the United States.



         We are interconnecting our local network in each of our cities with fiber running between each city. By connecting our local networks we are creating a national network. This seamless national network will operate as a true high-capacity alternative to the existing public telephone networks that are owned and controlled by the incumbent service providers. Our national network will enable us to carry a substantial portion of our customers' voice, data and video transmissions, from point of origination to point of termination. This national network will reduce our reliance on the facilities of other providers, allowing us to reduce our costs and giving us greater control over the quality of service we provide.

         We currently provide service in more than 30 major U.S. markets, including:

                  o  Atlanta,              o  New York City,
                  o  Boston,               o  San Diego,
                  o  Chicago,              o  San Francisco, and
                  o  Dallas,               o  Washington, D.C.
                  o  Los Angeles,

We anticipate that we will be providing our telecommunications services in a total of 60 U.S. markets by the end of 2000. Additionally, we are expanding internationally and intend to enter into up to 50 foreign markets by the end of 2004.

Business Strategy and Strengths


         Our goal is to create one of the first national high-capacity networks and to drive a high volume of customer traffic across this network. We believe that our wireless capacity provides us with significant competitive advantages. These advantages are particularly significant with respect to other service providers that rely on wireline for the final connection to the customer location. Our strategy is to exploit these advantages in order to attain our goal. Key elements of our strategy include:


          o    Rapidly and cost-effectively deploying our local networks;


          o    Interconnecting our local networks to create a national network;


          o Targeting customers located in buildings that are already served by our local networks;


          o    Offering attractive pricing and superior customer care; and

          o Providing a bundle of integrated voice and data telecommunications and information services.


Corporate Information

         Winstar was incorporated under the laws of the State of Delaware in September 1990. Our principal office is located at 685 Third Avenue, New York, New York 10017 and our telephone number is (212) 792-9800.

                          Summary Financial Information


         The summary historical financial information presented on the next two pages have been derived from audited and unaudited financial statements that are incorporated by reference into this prospectus. In our opinion, the unaudited financial statements have been prepared on the same basis as the audited financial statements. Further, the unaudited financial statements include normal recurring accrual adjustments that are necessary for a fair presentation of the results of operations for the periods presented.

         The summary as adjusted financial information presented on the next two pages have been derived from unaudited pro forma financial statements that are included elsewhere in this prospectus. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. These pro forma financial statements do not represent what our results of operations would actually have been during the periods indicated.





         The as adjusted financial information gives effect to certain financings as if they occurred at the beginning of the periods indicated. These financings are discussed in the notes to the pro forma financial statements beginning on page F-4.

                                                                                                 Nine
                                               Year Ended                Year Ended            Months          Nine Months Ended
                                              December 31,            December 31, 1998         Ended          September 30, 1999
                                          ------------------         --------------------      September      ----------------------
                                                                                   As             30,                       As
                                          1996          1997         Actual      Adjusted        1998         Actual      Adjusted
                                          ----          ----         ------      --------      ---------      ------      --------
                                                            (in thousands, except per share data)
Statement of Operations Data:
Operating revenues:
   Telecommunications services:
      Core                             $     604     $  22,653     $ 141,466     $ 141,466     $  85,858    $ 243,061     $ 243,061
      Other                                3,883         7,143        49,643        49,643        40,276       21,369        21,369
                                       ---------     ---------     ---------     ---------     ---------    ---------     ---------
Total telecommunications services          4,487        29,796       191,109       191,109       126,134      264,430       264,430
Information services                      14,650        41,354        53,338        53,338        37,220       39,703        39,703
                                       ---------     ---------     ---------     ---------     ---------    ---------     ---------
      Total operating revenues            19,137        71,150       244,447       244,447       163,354      304,133       304,133
Operating loss:
   Telecommunications services           (40,731)     (147,134)     (231,017)     (231,017)     (165,534)    (300,179)     (300,179)
   Information services                   (1,409)       (4,092)      (10,167)      (10,167)       (7,036)     (13,368)      (13,368)
   General corporate                     (11,373)      (27,312)      (57,225)      (57,225)      (20,336)     (28,186)      (28,186)
                                       ---------     ---------     ---------     ---------     ---------    ---------     ---------
      Total operating loss               (53,513)     (178,538)     (298,409)     (298,409)     (192,906)    (341,733)     (341,733)
Interest expense                         (36,748)      (77,257)     (156,599)     (167,356)     (111,704)    (154,011)     (154,011)
Interest income                           10,515        17,577        29,758        29,758        24,043       16,759        16,759
Other income, net                           --           4,719         5,500         5,500         4,000        3,000         3,000
                                       ---------     ---------     ---------     ---------     ---------    ---------     ---------
Loss from continuing operations          (79,746)     (233,499)     (419,750)     (430,507)     (276,567)    (475,985)     (475,985)
Loss from discontinued operations         (3,977)      (15,985)      (24,974)      (24,974)      (25,031)        --            --
                                       ---------     ---------     ---------     ---------     ---------    ---------     ---------
Net loss                                 (83,723)     (249,484)     (444,724)     (455,481)     (301,593)    (475,985)     (475,985)
Preferred stock dividends                   --          (5,879)      (42,968)      (67,712)      (31,195)     (43,364)      (53,739)
                                       ---------     ---------     ---------     ---------     ---------    ---------     ---------
Net loss applicable to
  common stockholders                  $ (83,723)    $(255,363)    $(487,692)    $(523,193)    $(332,793)   $(519,349)    $(529,724)
                                       =========     =========     =========     =========     =========    =========     =========
Basic and diluted loss per share:
   Actual and pro forma:
     Loss per share from
       continuing operations           $   (2.86)    $   (7.20)    $  (11.96)    $  (12.70)    $   (8.10)   $  (10.47)    $  (10.63)
     Loss per share from
       discontinued operations             (0.14)        (0.48)        (0.65)        (0.64)        (0.66)        --            --
                                       ---------     ---------     ---------     ---------     ---------    ---------     ---------
     Loss per share                    $   (3.00)    $   (7.68)    $  (12.61)    $  (13.34)    $   (8.76)   $  (10.47)    $  (10.63)
                                       =========     =========     =========     =========     =========    =========     =========
     Weighted average common shares
          outstanding                     27,911        33,249        38,681        39,213        37,970       49,606        49,836
                                       =========     =========     =========     =========     =========    =========     =========

Other Financial Data:
Capital expenditures                   $  46,651     $ 222,196     $ 402,206     $ 402,206     $ 222,852    $ 863,500     $ 863,500
Depreciation and amortization              3,764        25,102        74,953        74,953        48,666      106,252       106,252


                                                        (footnotes on next page)


                                                                      September 30, 1999
                                                                      ------------------
                                                                       (in thousands)
Balance Sheet Data:
Cash, cash equivalent and short-term investments                      $     476,921
Property and equipment, net                                               1,415,464
Total assets                                                              2,767,405
Current portion of long-term debt and capital lease obligations             149,371
Long-term debt and capital lease obligations, less current portion        2,078,593
Total debt                                                                2,227,964
Series C cumulative exchangeable redeemable preferred stock                 223,477
Series D senior cumulative convertible redeemable preferred stock           200,000
Common and other preferred stock and additional paid-in capital           1,004,163
Stockholders' deficit                                                      (308,924)

                                  RISK FACTORS

         Before making an investment in any of the securities offered under this prospectus, investors should carefully consider the risk factors set forth below. Investors should also read the other information appearing in or incorporated by reference into this prospectus.


                    Risks relating to our financial condition

We expect to continue to incur losses in the future and may never become a profitable company.


         Since our inception, we have incurred significant and growing net losses. We may not ever achieve profitability. We will continue to incur losses in the near term as we invest further in the growth of our telecommunications business. Our losses may not decrease over time as we have planned. Our ability to stem our losses and achieve and maintain profitability is dependent on many factors, including:


          o    our ability to execute our business plan over time,

          o    the general state of the telecommunications markets,

          o    competition in our markets,

          o    the success of competing technologies, and

          o    the general state of the financial markets.


If we fail to reduce the amount of our losses and achieve and maintain profitability, the value of our securities will diminish significantly.



Our financial obligations place significant constraints on how we operate. If we cannot satisfy these obligations, we will not be able to eliminate these constraints and our growth will be impeded.



         We have a large amount of indebtedness, preferred stock and other payment obligations outstanding. The instruments governing these obligations contain extensive covenants restricting our activities. We will not be free of these restrictions until such time as we can repay or redeem all of these obligations. We may never have the financial ability to do so. Further, the agreements governing our indebtedness allow us to incur additional indebtedness in some circumstances. Instruments governing any additional indebtedness would likely contain similar restrictions.

         These restrictions could have important consequences for our business, including:

          o limiting our ability to access the additional capital we will need to sustain and grow our business;

          o limiting our flexibility in planning for, or reacting to, changes in our business; and



          o placing us at a competitive disadvantage to less leveraged competitors, which could have more capital to invest in their operations.



If we are unable to generate cash from our operations that is sufficient to service our financial obligations, we may default on these obligations.



         If our business is not successful, we will not be able to generate enough cash from our operations to repay our debts or redeem our preferred stock when required. If we do not generate the necessary cash from our operations, we would have to either:


          o    refinance our debt,

          o access other sources of capital, if they are even available to us, or

          o    default on our obligations.

Any refinancing or raising of additional capital might be on unfavorable terms in these circumstances. Any default on our financial obligations could force us to diminish or halt our operations or liquidate our assets.


We will need to spend significant capital to fund our future growth. If we cannot access this capital when we need it, we will not be able to sustain the growth of our operations.


         The expansion of our telecommunications operations domestically and abroad requires substantial additional capital investments. In addition, we must continue to fund growing operating losses as we grow our business. If we cannot generate sufficient cash from our operations or otherwise obtain capital as needed, we will not be able to continue the expansion of our operations.


                        Risks relating to our operations

Our business is subject to extensive regulations. These regulations could change in an unpredictable manner which might disrupt our business or cause us to change how we operate.



         Regulatory changes could adversely impact our financial performance and growth. The telecommunications business is highly regulated domestically at the federal, state and local levels. It is also regulated abroad by foreign governments. In addition, our ability to acquire and use the radio spectrum rights that are an important part of our business is subject to extensive regulation. The regulatory environment directly affects the breadth of services we are able to offer our customers and the rates we charge for these services. It also affects the rates, terms and conditions of the services we obtain from other telecommunications providers. The regulations which govern our operations could change at any time in an unpredictable manner. These changes could substantially increase our costs of providing services, which could make it uneconomical for us to continue to provide them. Other changes could prohibit us from providing certain services. Regulatory changes which prohibit us from providing services, or make it more costly for us to provide those services, could cause a serious disruption of our business.


We may not be able to effectively compete in our markets, all of which are highly competitive.

         We face intense competition in each of the markets where we operate and may not be able to effectively compete in these markets. We compete with regional, national and global companies. Moreover, the growing consolidation of companies and formation of strategic alliances within the telecommunications and media industries could give rise to significant new competitors.


         Most of our competitors are well-established and have larger and better developed networks and systems, longer-standing relationships with customers and suppliers, greater name recognition and significantly greater financial, technical and marketing resources. Many of these companies have the ability to subsidize competing services with revenues from a variety of their other services. As competition increases in domestic and international telecommunications markets, we anticipate a significant increase in general pricing pressures which will require competitors to increase their sales volume and to be successful in selling higher margin value added services. If we are not successful in growing the volume of our sales and in selling higher margin products and services, we will not achieve the financial results we expect.

We may not grow as we anticipate or may not be successful in managing our expansion if we do grow. If we do not achieve and effectively manage our growth, our operations could be disrupted and our financial condition could be impaired.




            If we are unable to grow as we anticipate, or if we are not successful in managing our growth, our financial performance will not meet our expectations. We are pursuing a strategy of rapid growth. This strategy includes numerous elements which may be difficult or costly to execute. These elements include:


          o    the accelerated rollout of our telecommunications services,


          o    acquisitions of businesses related to our operations, and


          o    hiring and managing a large number of additional personnel.


Executing each of these elements will require us to make significant expenditures and to incur additional expenses. We may not be successful in implementing these elements.

         If we are able to grow our operations, the demand for our services may not increase as planned. If demand does not increase, we will not generate sufficient revenues to offset the increased expenditures associated with our growth. In this event, our net losses would increase. If demand for our services does increase, numerous factors could prevent us from successfully managing this growth. These factors include:


          o our inability to maintain the quality of our services and satisfy our customers;


          o the inability of our accounting and financial management systems to handle increased customer billing and service inquiries; and


          o our inability to economically integrate assets we acquire into our operations.


We are expanding our operations into foreign markets. In each foreign market, we will face all of the risks we face in connection with our operations in the United States. In addition, we may be subject to additional risks particular to that foreign market.


         We are expanding the offering of our telecommunications services into parts of Europe, Asia and South America. We may not be able to successfully compete in any of these markets. In each foreign market, we will face all of the risks we face in connection with our operations in the United States. We also will face additional risks particular to that foreign market. These additional risks could include:



          o    losses from currency fluctuations;


          o the imposition of tariffs, customs or other regulatory requirements that make it uneconomical for us to provide certain services in that market; and

          o the implementation of government subsidies that enable certain competitors in that market to offer their services at rates cheaper than ours.


         Furthermore, we expect prices for telecommunications services outside of the United States to decrease in the future. This pricing pressure could have a significant impact upon the profitability of our operations abroad.

We need to obtain rights to access buildings to build our network and service our customers. This requirement could make it more difficult and costly for us to expand our business.



         In order to build our network and access our customers, we need access to each building where our antennas will be placed. We may not be able to obtain access to enough buildings to successfully build our network as planned. If we cannot obtain access where and when needed, we will not be able to expand at the rate currently planned. In order to obtain these rights, we must negotiate separate deals with the landlords of each building we seek to access. In addition, we may need to obtain zoning or other governmental approvals in order to buildout in a particular building or area. In the event we are not able to build our network at the pace required to meet our business plan, our financial performance would suffer.


Fixed wireless telecommunications services are relatively new and are not widely used. Our services may not achieve wide market acceptance.


         Fixed wireless technology is not yet widely used for the provision of telecommunications services. Given the wide variety of technologies available for the provision of telecommunications services, our fixed wireless-based services may not achieve wide market acceptance. There are a number of technologies in the marketplace that are used to provide or will be used to provide high-speed telecommunications services in addition to fixed wireless technology. These include:


          o digital subscriber line technology, commonly referred to as DSL, which allows for high speed transmissions over traditional copper lines;

          o cable television infrastructure which is being converted for use as a two-way communications medium;

          o    fiber optic lines; and

          o    satellite-based systems.

         It is possible that these or other as yet undeveloped technologies could render our services less profitable or less attractive to customers. If our technology is not widely accepted in the future, we may not be able to meet our operational or financial objectives.

We rely in part on third parties with whom we have business arrangements. The failure of any of these parties to meet our requirements could harm our operations.


         Our business operations rely in part on services provided by other telecommunications companies. In the future, one or more of these companies may be motivated or required to curtail the provision of their services to us. This could disrupt our business. In some instances, these providers compete with us for the same customers. Accordingly, in the future, they may become unwilling to provide us with the services we require. Further, our providers are seeking to achieve their own growth. As they grow, they may want to dedicate their resources and their networks to their own needs or to other more profitable telecommunications companies.

In that case, they may elect to scale back or terminate the services they provide to us.


          Examples of the services we receive from third parties include:

          o Our use of the facilities of fiber providers, such as Williams Communications and Metromedia Fiber Networks, and major long distance companies to carry portions of our customers' traffic.

          o Our use of third party vendors such as Lucent Technologies to provide extensive services in connection with the buildout of our network. Our expansion and the buildout of our network could be delayed if Lucent does not adequately perform these services or if we are required to find an alternative to Lucent.

         The failure of any of these third parties to perform could delay our buildout, limit the types or services we can provide to our customers or cause service problems with existing customers. Any of these occurrences could adversely impact our ability to meet our operational and financial goals.


If we are unable to hire and retain qualified personnel to operate our business, our growth would be curtailed.


         We believe that our growth and future success will depend, in large part, on our continued ability to attract and retain highly skilled and qualified personnel. However, we may not be able to hire enough qualified personnel to successfully meet our growth objectives. Due to deregulation and the significant increase in the number of companies providing telecommunications services, competition for qualified personnel in the telecommunications industry is more intense than it has ever been. The failure to recruit and retain qualified personnel could significantly impede our ability to expand domestically and abroad.



Computer programs and microprocessors that have time-sensitive software may recognize a date using "00" as the year "1900" rather than the year "2000," or not recognize the date at all. This could result in system failures or miscalculations.


         We are currently reviewing whether the systems on which we rely are vulnerable to potential errors and failures after December 31, 1999. If the systems do experience these errors or failures, our operations could be diminished or halted until the errors and failures are remedied. These errors and failures could occur as a result of computer programs being written using two digits, rather than four digits, to define the applicable year. Specifically, some computer programs have time-sensitive software which recognizes a date using "00," such as January 1, 2000, as January 1, 1900. This type of error could result in system failures or miscalculations. The long-term impact of any failure of this type is not certain. However, the impact could be material, causing us to lose customers.

Emissions from our antennas may be a health risk.


         The use of wireless equipment, including antennas, has been alleged to pose health risks due to radio frequency emissions. The FCC recently adopted new guidelines and methods for evaluating the environmental effects of such emissions from FCC-regulated transmitters, including wireless antennas, which are generally more stringent than those previously in effect. Any future findings that our antennas pose a health risk could result in significant liability on our part. This type of finding would also reduce public acceptance of wireless systems and adversely affect our financial condition or results of operations. In addition, we could be required to change the way we operate or engineer our networks in order to reduce emissions from our antennas to acceptable levels. These changes could add substantially to the cost of our buildout, thereby adversely impacting our financial performance.


              Risks relating to our corporate and capital structure


Certain provisions of our certificate of incorporation could make it difficult for a third party to acquire us. This could conflict with the short-term interests of our stockholders.



         Certain provisions of our certificate of incorporation could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our stockholders in the short term. For example, our certificate of incorporation allows us to issue preferred stock without stockholder approval. We also have adopted a rights plan that may discourage potential buyers of Winstar. The rights plan grants certain of our stockholders the right to buy shares of our Series B preferred stock at a reduced price if a person acquires 10% or more of our outstanding common stock without our consent.


Our ability to issue senior preferred stock in the future could adversely affect the rights of holders of Series F preferred stock and our common stock.


         The future issuance of preferred stock could effectively diminish or supersede the dividends and liquidation preferences of the Series F preferred stock and adversely affect our common stock. We are authorized to issue preferred stock from time to time on terms that may be determined at the time of issuance by our board of directors. In certain instances, a series of preferred stock could include voting rights, preferences as to dividends and liquidation, conversion and redemption rights senior to the Series F preferred stock, and in all instances, senior to our common stock.


The exercise or conversion of our outstanding options, warrants and other convertible securities into common stock will dilute the percentage ownership of our stockholders. The sale of such common stock in the open market could adversely affect the market price of our common stock.


         Sales in the public market of additional shares of our common stock would increase the number of shares of common stock available for purchase in the market. As a matter of supply and demand, this could adversely affect the prevailing market price of our common stock. As of November 10, 1999, there were outstanding options and warrants to purchase approximately 17,954,000 shares of our common stock. We will grant more options in the future under our employee benefit plans. Additionally, certain of our outstanding securities, including the Series F preferred stock, are currently convertible into approximately 13,465,000 shares of our common stock. Substantially all of the shares of common stock underlying such securities are or will be registered for resale under the Securities Act.


An active trading market may not develop or continue for our Series F preferred stock.

         An active trading market may not develop or continue for the Series F preferred stock. No holder of our Series F preferred stock is obligated to develop any market for our Series F preferred stock. If any holder should undertake market-making activities for our Series F preferred stock, it may cease these market-making activities at any time. In addition, the liquidity of any trading market in our Series F preferred stock, and the market price quoted for our Series F preferred stock, may be adversely affected by changes in the overall market for convertible securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

The market price of our common stock could fluctuate significantly, sometimes in a manner unrelated to our performance.


         In the past, the market price of our common stock has varied widely in response to various factors. Some of these factors have been related to our performance and financial condition and others have not. Some of these factors include:

          o the number of shares of our common stock being sold and purchased in the marketplace during a given period;

          o variations in our operating results, particularly where there is a difference between our actual results and the results expected by investors and analysts;

          o    press reports and publications of reports by industry analysts;

          o    regulation and industry trends; and

          o rumors of significant events which can circulate quickly in the marketplace, particularly over the Internet.

         Since our common stock has been publicly traded, its market price has fluctuated over a wide range and we expect it to continue to do so in the future. In addition, in recent years the stock market has experienced broad price and volume fluctuations. These fluctuations have often been unrelated to the operating performance of companies, particularly telecommunications and technology companies. These broad market fluctuations may adversely affect the market price of our common stock.

                  Special Note About Forward-Looking Statements


         This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. The statements may be identified by our use of words such as:

                o  "anticipate,"              o  "intend,"
                o  "believe,"                 o  "predict,"
                o  "estimate,"                o  "project,"
                o  "expect,"                  o  "will,"
                o  "plan,"                    o  "could"

and similar terms and expressions. These statements reflect our current views with respect to future events and are subject to numerous risks, uncertainties and assumptions. Our expectations may not be realized.

                         PRICE RANGE OF OUR COMMON STOCK

         Our common stock has been quoted on the Nasdaq National Market since June 1994 under the symbol "WCII."

         The following table sets forth, for the three-month periods indicated, the high and low last sale prices of our common stock as reported on the Nasdaq National Market.

Period Ended                                           High         Low
------------                                           ----        ------

March 31, 1997                                        $20.25       $11.63
June 30, 1997                                          14.63        10.13
September 30, 1997                                     19.19        14.25
December 31, 1997                                      29.25        21.25
March 31, 1998                                         44.81        24.63
June 30, 1998                                          47.38        36.63
September 30, 1998                                     41.75        18.25
December 31, 1998                                      39.00        13.00
March 31, 1999                                         44.44        29.75
June 30, 1999                                          59.00        37.00
September 30, 1999                                     62.44        43.25
October 1, 1999 through November 10, 1999              55.63        37.00


         The last sale price of our common stock on November 10, 1999 was $52.63 per share. As of November 10, 1999, 54,760,789 shares of our common stock were held by more than 1,000 beneficial holders.



                                 DIVIDEND POLICY

         We never have paid any dividends on our common stock and we do not intend to pay any dividends in the foreseeable future. In addition, the terms of the instruments governing our indebtedness and preferred stock restrict our ability to pay cash dividends. We intend to retain our cash for the continued expansion of our business.

                                 CAPITALIZATION


         The table on the following page sets forth our cash and capitalization as of September 30, 1999. The table should be read in conjunction with the financial statements incorporated by reference into this prospectus.


         References in the table to our common stock do not include:


          o 837,000 shares of common stock issuable upon exercise of options under our 1992 performance equity plan,

          o 13,774,000 shares of common stock issuable upon exercise of options under our 1995 performance equity plan,

          o 8,636,000 shares of common stock issuable upon exercise of other outstanding options and warrants,

          o 642,000 shares of common stock issuable under our employee stock purchase plan, and

          o approximately 13,259,000 shares of common stock issuable upon conversion of our preferred stock, including our Series F preferred stock.


                                                                                 (in thousands,
                                                                                except share data)

Cash, cash equivalents and short-term investments ............................      $   476,921
                                                                                    ===========
Long term debt and capital lease obligations:
         12 1/2% guaranteed senior secured notes due 2004 ....................      $   200,000
         12 1/2% guaranteed senior secured notes due 2004 ....................           50,000
         14% senior discount notes due 2005 ..................................          255,553
         14 1/2senior deferred interest notes due 2005 .......................          142,636
         15% senior subordinated deferred interest notes due 2007 ............          133,298
         10% senior subordinated notes due 2008 ..............................          200,000
         11% senior subordinated deferred interest notes due 2008 ............          294,494
         Lucent financing agreement ..........................................          599,848
         Capital lease obligations and other notes, including current
         portion .............................................................          352,135
                                                                                    -----------
                  Total long term debt and capital lease obligations .........        2,227,964
                                                                                    -----------

Series C 14 1/4% senior cumulative exchangeable preferred stock due
2007(a) ......................................................................          223,477
                                                                                    -----------
Series D 7% senior cumulative convertible preferred stock due 2010(a) ........          200,000
                                                                                    -----------
Stockholders' equity (deficit):
         Series F 7 1/4% senior cumulative convertible preferred stock,
         $.01 par value, 300,000 shares authorized, 300,000 issued and
         outstanding .........................................................                3
         Series A 6% cumulative convertible preferred stock, $.01 par value, 6,000,000 shares authorized, 4,212,000 issued and
         outstanding .........................................................               42
         Series E non-redeemable junior convertible preferred stock,
         $.01 par value, 75,100 shares authorized, issued and
         outstanding .........................................................                1
         Common stock, $.01 par value, 200,000,000 shares authorized,
         54,771,000 shares issued and outstanding ............................              548
         Additional paid-in-capital ..........................................        1,003,569
         Accumulated deficit .................................................       (1,295,227)
         Accumulated other comprehensive loss ................................          (17,860)
                                                                                    -----------
                  Total stockholders' deficit ................................         (308,924)
                                                                                    -----------
                           Total capitalization ..............................      $ 2,342,517
                                                                                    ===========

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The material United States federal income tax consequences that are generally applicable to holders of our Series F preferred stock are as follows:

Tax Consequences for U.S holders


         U.S. holder is any person or entity which is:

          o    a citizen or resident of the United States,

          o a corporation created or organized under the laws of the United States or of any State, including the District of Columbia, or

          o an estate or trust that is described in Section 7701(a)(30) of the Internal Revenue Code.


         Distributions in general


         Distributions of money or other property made by us with respect to our Series F preferred stock will be treated as dividends. The amount of these dividends will be equal to:

          o    the amount of cash distributed, or

          o in the case of a distribution in the form of common stock, the fair market value of the shares of common stock on the date of the distribution.

         These dividends will be taxable as ordinary income to the extent that:

          o    Winstar has earnings and profits for the current taxable year, or

          o Winstar has accumulated earnings and profits throughout its years of existence as calculated for United States federal income tax purposes.

         If the amount of any dividend exceeds Winstar's current and accumulated earnings and profits, it will be treated:

          o first as a tax-free return of capital to the extent of the holder's tax basis in the Series F preferred stock, and

          o thereafter, as capital gain from the sale of our Series F preferred stock. This capital gain will be taxable as described below under "Sale, redemption or other taxable disposition of Series F preferred stock."

         We do not have any current or accumulated earnings and profits. So long as this situation continues, any distributions with respect to our Series F preferred stock will be treated as a return of capital or capital gain as described above.

         A holder's tax basis in shares of common stock received as a dividend will be the fair market value of such shares on the date of the distribution. The holding period for these shares of common stock will commence on the day following the date of distribution. The holding period will not include any portion of the holding period for the shares of Series F preferred stock.


         Dividends to corporate holders


         Corporate holders will generally be entitled to a deduction equal to 70% of distributions which are treated as dividends on the Series F preferred stock. However, these holders will not be entitled to this deduction with respect to amounts treated as a return of capital or capital gain. In addition, the benefit of this deduction may be reduced by the corporate alternative minimum tax.

         In determining whether they are entitled to this deduction, corporate holders should consider:

          o the provisions of Sections 246(c), 246A and 1059 of the Internal Revenue Code,

          o    Treasury regulations issued under those provisions, and

          o Internal Revenue Service rulings and administrative pronouncements relating to those provisions.

         Section 246(c) disallows this deduction in its entirety if the holder has not held our Series F preferred stock for certain periods of time. A holder may not count toward this holding period any period in which the holder:

          o    has an option to sell Series F preferred stock which it owns.

          o is under a contractual obligation to sell Series F preferred stock which it owns. For purposes of Section 246(c)(4), the obligation to sell upon exercise of our option to redeem Series F preferred stock is not considered a contractual obligation to sell by a holder.


          o has made and not closed a short sale of substantially identical stock or securities.


          o has diminished its risk of loss by holding one or more positions with respect to substantially similar or related security or property.

         Section 246A contains rules under which the deduction described above could be reduced to the extent that a corporate holder incurs indebtedness directly attributable to its investment in the Series F preferred stock.



         Under Section 1059, a corporate holder is required to reduce its tax basis in shares of Series F preferred stock it has held less than two years as a result of the deduction described above. The amount of this reduction is equal to the amount of the dividend which was not taxed because of the deduction described above. To the extent that this reduction would reduce the holder's tax basis of the Series F preferred stock below zero, Section 1059 requires immediate recognition of gain. This gain would generally be treated as gain from the sale or exchange of stock. In the case of the Series F preferred stock, a reduction in the tax basis would also be required for any amount treated as a dividend with respect to a redemption that is not applied equally to all stockholders, or meets certain other requirements. This reduction would be applied without regard to either the relative amount of the dividend or the holder's holding period for the Series F preferred stock.


         Receipt of shares of common stock upon conversion of the Series F preferred stock

         A holder of Series F preferred stock will not recognize gain or loss upon the conversion of the Series F preferred stock into shares of common stock, if no cash is received. A holder who receives cash instead of a fractional share of common stock will in general be treated as having exchanged the fractional share for cash in a redemption. This deemed exchange for cash would be treated in the manner described under "Sale, redemption or other taxable disposition of the Series F preferred stock."

         Generally, a holder's basis in these shares of common stock will be equal to:

          o the adjusted tax basis of the converted Series F preferred stock, less

          o the portion of the tax basis attributable to any fractional shares the holder is deemed to have exchanged.

The holding period of these shares of common stock will include the holding period of the converted Series F preferred stock.


      Adjustment of conversion ratio in respect of Series F preferred stock


         Adjustments to the conversion ratio applicable to our Series F preferred stock to take into account a stock dividend or stock split effecting our common stock will not be taxable. However, an adjustment to this conversion ratio resulting from our issuance of securities or assets to holders of common stock may be deemed a distribution to the holders of the Series F preferred stock. This distribution would be treated in the manner described above under "Distributions in general" and "Dividends to corporate holders."


         Accrued dividends on the Series F preferred stock


         Any unpaid dividends on the Series F preferred stock will accrue. These accrued dividends will be payable upon the optional or mandatory redemption of the Series F preferred stock. The tax treatment of accrued dividends is not free from doubt. Under current law, it appears that accrued dividends would not be treated as having been received by holders of the Series F preferred stock until these accrued dividends were actually paid in cash. At the time these accrued dividends are actually paid, they would be taxable for United States federal income tax purposes in the same manner as distributions described above under "Distributions in general." Winstar intends to take this position and will report to the Internal Revenue Service on that basis.


         Prior to an optional or mandatory redemption of our Series F preferred stock, we would be obligated to declare a dividend on the Series F preferred stock. The amount of this dividend would be equal to any accrued dividends on the Series F preferred stock.


         Sale, redemption or other taxable disposition of the Series F preferred stock


         Except in certain circumstances described below, upon a sale or other taxable disposition, a holder generally will recognize capital gain or loss for United States federal income tax purposes. The amount of this gain or loss will be measured by the difference between:

          o the sum of the amount of cash and the fair market value of any property received upon the sale or other taxable disposition of the Series F preferred stock, and

          o the holder's adjusted tax basis in the Series F preferred stock being sold or disposed.

         This gain or loss will be long-term capital gain or loss if the Series F preferred stock has been held by the holder for more than one year at the time of sale or other disposition. A holder's tax basis in the Series F preferred stock generally will be the price the holder paid for the Series F preferred stock.

         A redemption of Series F preferred stock may be treated differently. The entire amount of the cash or property received on a redemption may be treated as a distribution. This treatment will be made without offset of the holder's tax basis in the redeemed shares. Rather, this offset will be treated in the same manner as distributions described above under "Distributions in general." The holder's basis in the redeemed Series F preferred stock would be transferred to the holder's remaining shares of our stock, if any.

         However, the redemption may be treated as a sale or exchange, with tax obligations based on capital gains, if:

          o the holder's ownership interest in our stock is completely terminated as a result of the redemption,

          o the holder's percentage ownership of our voting stock immediately after the redemption is less than 80% of the holder's percentage ownership immediately before the redemption, or

          o the redemption is not essentially equivalent to a dividend as defined in Section 302(b)(1) of the Internal Revenue Code.

A person generally will be treated as the owner of our stock if:

          o the stock is owned by related parties in which the person owns an interest; or

          o that person or related parties could acquire the stock through exercise of an option. For this purpose, an option would include the conversion rights under our Series F preferred stock.


         Information reporting and backup withholding


         Information reporting and backup withholding may apply with respect to our payments of dividends on the Series F preferred stock. It may also apply to certain payments of proceeds on the sale or redemption of the Series F preferred stock. These payments will be subject to backup withholding at a rate of 31%, unless the beneficial owner of the Series F preferred stock furnishes the payor or its agent with:

          o a taxpayer identification number, certified under penalties of perjury, and

          o    certain other information.

Alternatively, beneficial owners may be able to establish, in the manner prescribed by law, an exemption from backup withholding.

         In addition, if the Series F preferred stock is sold to or through a broker, the broker may be required to withhold 31% of the entire sales price, unless:

          o the broker determines that the seller is a corporation or other exempt recipient, or

          o the seller provides, in the required manner, certain identifying information.

In either case, the sale must be reported by the broker to the Internal Revenue Services, unless the broker determines that the seller is an exempt recipient. Brokers include all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

         Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against the holder's United States federal income tax. This may entitle the holder to a refund, provided that it furnishes the required information to the Internal Revenue Services. In addition, certain penalties may be imposed by the Internal Revenue Services on a holder who is required to supply information but does not do so in the proper manner.


Tax Considerations for Foreign holders

         A foreign holder is any holder of our Series F preferred stock that is not a U.S. holder.

         Dividends


         Dividends paid to a foreign holder of our Series F preferred stock or common stock will be subject to withholding of United States federal income tax. This tax will be at a 30% rate or a lower rate if provided by an income tax treaty between the United States and the country of which the foreign holder is a tax resident. In order to claim the benefit of an applicable tax treaty rate, a foreign holder may have to file with us or our dividend paying agent certain documentation in accordance with the terms of the applicable treaty.

         No withholding tax will apply if:

          o the dividends are effectively connected with the conduct of a trade or business of the foreign holder within the United States and the foreign holder provides Winstar with proper documentation, or

          o a tax treaty applies and the dividends are attributable to a U.S. permanent establishment maintained by the foreign holder.

However, these dividends remain subject to United States federal income tax. This tax would apply after allowance for applicable deductions, at applicable graduated individual or corporate rates.

         The branch profits tax treats a U.S. branch business as if it had been a U.S. subsidiary that paid a dividend. Accordingly, in certain instances, dividends received by a foreign corporation may be subject to an additional federal income tax at a 30% rate or a lower rate if an income tax treaty applies.

         Dividends paid to an address outside the United States are generally presumed to be paid to a resident of such country for purposes of the withholding discussed above. For purposes of determining the applicability of a tax treaty, this same address rule applies. However, in the case of dividends paid after December 31, 2000, a foreign holder generally will be subject to United States withholding tax at a 31% rate under backup withholding rules. This rate would be imposed instead of the 30% rate or a reduced rate under an income tax treaty.

         A foreign holder of our Series F preferred stock or common stock eligible for a reduced rate of United States withholding tax on dividends under any income tax treaty may obtain a refund of any excess amounts withheld. This refund would be obtained by filing an appropriate claim for refund with the Internal Revenue Services.


         Gain on disposition of Series F preferred stock

         A foreign holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other taxable disposition of Series F preferred stock unless:


         o the gain is effectively connected with a trade or business conducted by the foreign holder within the United States or the gain is attributable to a United States permanent establishment maintained by the foreign holder;

          o in the case of a foreign holder who is an individual and holds the Series F preferred stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met;

          o the foreign holder is subject to tax under certain provisions of the Internal Revenue Code applicable to United States expatriates and former residents; or


          o we are or have been a U.S. real property holding corporation for United States Federal income tax purposes. We believe that we are not currently, and do not anticipate becoming, a U.S. real property holding corporation for United States federal income tax purposes.

         If an individual foreign holder falls under the first bullet point above, such individual generally will be taxed on the net gain derived from a sale under regular graduated United States federal income tax rates. If the holder is a corporation, it generally will be taxed on its net gain under regular graduated United States federal income tax rates. In addition, it will be subject to branch profits tax equal to 30% of its connected earnings and profits for the taxable year, unless it qualifies for a lower rate under an applicable income tax treaty.

         If an individual foreign holder falls under the second bullet point above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale. This tax may be offset by certain capital losses. The foregoing will apply even if the individual is not considered a resident of the United States. Individual foreign holders who have spent or expect to spend 183 days or more in the United States in the taxable year in which they contemplate a sale of Series F preferred stock are urged to consult their tax advisors.


         No United States federal income tax will be imposed on a foreign holder upon receipt of conversion shares if no cash is received.

         Federal estate tax


         Series F preferred stock owned by an individual foreign holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes. However, an applicable estate tax treaty between the United States and the country of which the individual is a tax resident may provide for an exemption from United States federal estate tax.


         Information reporting and backup withholding tax


         We must report annually to the Internal Revenue Service and to each foreign holder the amount of dividends paid to the holder and the tax withheld with respect to those dividends. These reporting requirements apply even if withholding was not required or was reduced or eliminated by an applicable income tax treaty. This information may also be made available to the tax authorities in the country in which the foreign holder is a resident.

         With respect to foreign holders not governed by the rules described above, United States backup withholding at the rate of 31% will apply to dividends if the foreign holder fails to furnish certain information about its foreign status under the United States information reporting requirements. In the case of dividends paid after December 31, 2000, a foreign holder generally would be subject to backup withholding at 31% rate, unless it complies with certain procedures.

         Payment by a United States office of a broker of the proceeds of a sale or redemption of Series F preferred stock that are not treated as a dividend, is subject to both backup withholding and information reporting. The beneficial owner may avoid these requirements if it certifies under penalties of perjury that it is a foreign holder or establishes an exemption.

         Backup withholding and information reporting generally will not apply to payment of the proceeds of a sale effected at a foreign office of a broker. If, however, such broker is:

          o    a U.S. person,

          o    a controlled foreign corporation, or

          o a foreign person 50% or more of whose gross income for certain periods is derived from activities that are effectively connected with the conduct of a trade or business in the United States, such payments will not be subject to backup withholding. These payments, however, will be subject to information reporting unless:

          o the broker has documentary evidence in its records that the beneficial owner is a foreign holder and certain other certification conditions are met, or

          o the beneficial owner otherwise establishes an exemption, provided the broker does not have actual knowledge that the payee is a United States person.

         Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability. This may entitle such holder to a refund, provided the required information is furnished to the Internal Revenue Service.


Notes about the foregoing tax discussion


         This United States federal income tax discussion is based on:

          o currently existing provisions of the Internal Revenue Code of 1986,

          o    applicable Treasury regulations,

          o    current administrative interpretations, and

          o    court decisions.

All of these statutes, regulations, interpretations and decisions are subject to change. Any change could alter the tax consequences to holders of Series F preferred stock as described above.


         Holders of Series F preferred stock should be aware that this discussion does not deal with all aspects of federal income taxation that may be important to a holder of Series F preferred stock in light of that holder's particular circumstances, such as a holder who:


          o    is a financial institution or insurance company,

          o    is a tax-exempt organization,

          o    is a dealer or broker in securities,

          o holds our Series F preferred stock as part of a hedge, appreciated financial positions, straddle or conversion transaction, or

          o does not hold their Series F preferred stock and conversion shares as capital assets.


         Prospective holders should consult their own tax advisors as to any federal, state, local, foreign or other specific tax consequences to them of purchasing, owning and disposing of Series F preferred stock.

                   DESCRIPTION OF THE SERIES F PREFERRED STOCK

         The following is a summary of certain provisions of the Series F preferred stock and the certificate of designations governing the Series F preferred stock. Copies of the certificate of designations and the form of Series F preferred stock certificate are available upon request to Winstar.


General

         There are 300,000 shares of our Series F preferred stock outstanding. The holders of the Series F preferred stock have no preemptive or preferential right to purchase or subscribe for additional shares of our Series F preferred stock or any of our other securities. The Series F preferred stock is eligible for trading in The Portal Market.

Ranking


         With respect to dividend rights and rights to receive the proceeds of any liquidation of Winstar Communications, Inc., the Series F preferred stock ranks as follows:

          o senior to our common stock and our Series A and Series E preferred stock;

          o senior to each class of capital stock which we may create that does not expressly rank senior to, or with the same priority as, our Series F preferred stock;

          o with the same priority as our Series C and Series D preferred stock;

          o with the same priority as each class of capital stock which we may create that expressly provides that it ranks with the same priority as our Series F preferred stock; and

          o junior to each class of capital stock which we may create that expressly provides that it ranks senior to our Series F preferred stock.

         We may not create or increase the amount of any class or series of capital stock that ranks senior to the Series F preferred stock without the consent of the holders of at least 66- 2/3% of the Series F preferred stock. However, we may create or increase the amount of any class of stock that ranks with the same priority as, or junior to, the Series F preferred stock.


Dividends


         Holders of shares of Series F preferred stock are entitled to receive cumulative dividends at the rate of 7-1/4% per annum based on the liquidation preference of the shares. Currently, the liquidation preference is $1,000 per share. This is equivalent to an annual dividend of $72.50 per share.


         Dividends on the Series F preferred stock are payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing December 15, 1999. These dividends

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



are cumulative and accrue from the most recent date on which dividends were paid. If no dividends have yet been paid, these dividends accrue from the date of the original issuance of the Series F preferred stock.


         Dividends are payable to holders of record as they appear on our stock records at the close of business on the applicable record date. The record date is the business day preceding a quarterly dividend payment date. Dividends payable on our Series F preferred stock for any period greater or less than a full quarterly dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months.

         Any dividend on our Series F preferred stock is payable in one of the following ways, which may be selected by us in our sole discretion:


          o    in cash; or

          o    through the issuance of shares of our common stock.

         To determine the number of shares of our common stock to be issued as a dividend, the dollar amount of the dividend is divided by 97% of closing bid price for our common stock on the fourth trading day preceding the dividend payment date. The resulting number of shares of common stock is then rounded up or down to the nearest whole share.

         The indentures governing our outstanding debt and the agreement governing our credit facility with Lucent each prohibit us from paying cash dividends. Therefore, we will not pay any cash dividends on the Series F preferred stock until all amounts under those agreements have been repaid. Our outstanding indentures include:

          o the indenture dated October 23, 1995, governing our 14% senior discount notes due 2005;

          o the indenture dated as of March 1, 1997, governing our 14 1/2% senior deferred interest notes due 2005;

          o the indenture dated as of March 1, 1997, governing the 12 1/2% senior secured notes due 2004 of our subsidiary, Winstar Equipment Corp.;

          o the indenture dated as of August 1, 1997, governing the 12 1/2% senior secured notes due 2004 of our subsidiary, Winstar Equipment II Corp.;

          o the indenture dated as of October 1, 1997, governing our 15% senior subordinated deferred interest notes due 2007;

          o the indenture dated as of March 15, 1998, governing the 10% senior subordinated notes due 2008; and

          o the indenture dated as of March 15, 1998, governing our 11% senior subordinated deferred interest notes due 2008.

         Certain shares of our Series F preferred stock may be deemed securities that are not freely saleable under the federal securities laws. Common stock issued as dividends on shares of Series F preferred stock that are not freely saleable will also not be freely saleable. The certificates evidencing these shares of common stock will bear a legend and will not be transferable except in accordance with an effective registration statement or under an exemption from the registration requirements of the Securities Act.

         All shares of common stock issued as a dividend which are not freely saleable will be issued in physical certificated form. These shares will not eligible for receipt in global form through the facilities of the depositary. Certificates for these shares will be mailed or made available to beneficial holders at the office of the transfer agent for the Series F preferred stock. Holders who have not made arrangements with the depositary, the transfer agent and us prior to a dividend payment date for the delivery of certificates may not receive delivery until several days after such dividend payment date.

         All common stock issued as dividends on Series F preferred stock that is freely saleable on a record date for the payment of dividends will generally be transferable by the recipient without restriction under the Securities Act. These shares also will be eligible for receipt in global form through the facilities of the depository.


         If, on any record date occurring prior to June 17, 2001, a shelf registration statement has not been declared effective or is not usable for the resale of common shares issued as dividends:


          o payment of such dividends will be deferred to a subsequent date determined by us; and

          o will be made at an increased dividend rate which will accrue from the regular dividend payment date until the actual subsequent payment date.


Optional Redemption


         The Series F preferred stock is not redeemable at our option prior to June 24, 2002. After that date, each share of the Series F preferred stock will be redeemable at our option. This redemption would be done at the following redemption prices, payable in cash, plus accumulated and unpaid dividends, if any.


         If redeemed during the 12-month period commencing on June 15, or, if such date is a Saturday, Sunday or business holiday, then on the next business day immediately thereafter, of the years set forth below, the redemption prices shall be:

Period                                                        Redemption Price
------                                                        ----------------
2002......................................................       $1,018.13
2003......................................................        1,012.08
2004......................................................        1,006.04
2005 and thereafter.......................................        1,000.00



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


     In the case of any partial optional redemption, selection of the Series F preferred stock for redemption will be made fairly among holders based on the number of shares they own, by lot or such other method as we deem appropriate.

     In the case of a redemption date falling after a dividend record date and prior to the related payment date, holders of the Series F preferred stock at the close of business on such record date will be entitled to receive the dividend. No payment or allowance will otherwise be made for accrued dividends on any shares of Series F preferred stock called for redemption.

     Our ability to redeem the Series F preferred stock at our option is limited by the terms of our outstanding indebtedness. We may not be able to redeem the Series F preferred stock at our option unless we simultaneously redeem or repay such indebtedness.

Liquidation Preference

     Upon any liquidation of Winstar, each holder of Series F preferred stock is entitled to be paid the liquidation preference of $1,000 per share. In addition, the holder would receive accumulated and unpaid dividends on the Series F preferred stock to the date fixed for liquidation. These payments would be made before any distribution is made on any of our capital stock that is junior in right to the Series F preferred stock, including our common stock.

     Upon any liquidation of Winstar, there may not be sufficient proceeds to pay all amounts payable with respect to the Series F preferred stock and all other capital stock that ranks with the same priority. In that case, the holders of the Series F preferred stock and other capital stock ranking with the same priority will share in any distribution of assets. Sharing would be in proportion to the full liquidation preference and accumulated and unpaid dividends to which each holder is entitled. The sale of all or substantially all of our assets or our consolidation or merger with one or more entities is not deemed a liquidation of Winstar for this purpose.

Voting Rights

     The holders of Series F preferred stock are not entitled to vote on general matters. They would be entitled to vote on limited matters as required under Delaware law or as provided in the certificate of designations governing the Series F preferred stock.

     If dividends on the Series F preferred stock are in arrears and unpaid for six or more dividend periods, holders of the Series F preferred stock, voting together as a class with the holders of any other series of preferred stock similarly situated, will be entitled to elect up to two members of our board of directors. In this case, the number of members of our board of directors will be automatically increased by the number of directors elected. These special voting rights will continue until all dividends in arrears on the Series F preferred stock are paid in full. Once these dividends are paid in full, the directors elected under this provision will be automatically removed from office.

Conversion Rights

     Shares of Series F preferred stock are convertible, at the option of the holders, into shares of our common stock at the conversion price of $61.96 per share. This conversion price is subject to adjustment as provided in the certificate of designations. The conversion of shares of Series F preferred stock would be effected using the conversion procedures set out in the certificate of designations. The right to convert shares of Series F preferred stock called for redemption terminates at the close of business on the relevant redemption date.

     We have the option in certain circumstances to convert all of the shares of Series F preferred stock into common stock at the conversion price. Specifically, we may convert the Series F preferred stock if, on or after June 24, 2002, the closing price of our common stock has equaled or exceeded 130% of the conversion price for at least 20 out of 30 consecutive trading days.

     The date on which our Series F preferred stock may be converted and the conversion price may be adjusted in the event of certain changes of control of Winstar. These changes of control are described in the certificate of designations.


Consolidation, Merger and Sale of Assets

     The certificate of designations provides that, without the consent of the holders of any of the outstanding Series F preferred stock, we may consolidate or merge with any other entity or convey our assets to any third party if:

          o the entity that survives the merger or purchases our assets is organized under the laws of a United States jurisdiction;

          o the shares of Series F preferred stock shall become shares of this entity with the same powers, preferences, limitations and restrictions as existed prior to the transaction; and

          o other conditions set forth in the certificates of designations are met.

Transfer Agent, Registrar and Dividend Disbursing Agent

     The transfer agent, registrar, dividend disbursing agent and redemption agent for our Series F preferred stock is Continental Stock Transfer & Trust Company.

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

              DESCRIPTION OF CERTAIN INDEBTEDNESS AND CAPITAL STOCK


Indebtedness

     1995 Debt Placement

     In October 1995, we issued an aggregate of $225.0 million of notes consisting of:

          o    $150.0 million of 14% senior discount notes due 2005, and

          o $75.0 million of 14% convertible senior subordinated discount notes due 2005.

     On June 2, 1999, all of the convertible notes automatically converted into approximately 5,928,000 shares of our common stock.

     The senior notes remain outstanding and are:

          o    unsecured, senior indebtedness,

          o rank with equal priority in right of payment with all of our existing and future senior indebtedness, and

          o are senior in right of payment to all existing and future subordinated indebtedness.

     The senior notes will not accrue interest prior to October 15, 2000. They will not pay cash interest prior to April 15, 2001. However, the principal value of the senior notes has accreted since issuance. At October 15, 2000, the senior notes will have an aggregate principal amount of $294.2 million. From and after October 15, 2000, the senior notes will accrue interest at the rate of 14% per annum, payable semiannually in cash commencing April 15, 2001. The senior notes mature on October 15, 2005.

     1997 Debt Placements

     In March 1997, we and Winstar Equipment Corp., one of our subsidiaries formed to facilitate the purchase of equipment, issued an aggregate of $300.0 million of notes, consisting of:

          o $100.0 million of our 14 1/2% senior deferred interest notes due 2005, ranking in equal priority with the senior notes issued by us in 1995, and

          o $200.0 million of Winstar Equipment Corp.'s 12 1/2% guaranteed senior secured notes due 2004.

     In August 1997, Winstar Equipment II Corp., another of our subsidiaries formed to purchase equipment, issued $50.0 million of its 12 1/2% guaranteed senior secured notes due 2004. In October 1997, we issued an aggregate of $100.0 million principal amount of our 15% senior subordinated deferred interest notes due 2007.

     The senior notes issued by us in 1997 are:

          o    unsecured senior indebtedness,

          o rank in equal priority with all of our existing and future unsecured senior indebtedness, and

          o are senior in right of payment to all our existing and future subordinated indebtedness.

     Until October 15, 2000, interest on the senior notes issued by us in 1997 will accrue and compound semiannually at a rate of 14 1/2%, but will not be payable in cash. Interest on the accumulated amount as of October 15, 2000 will be payable semiannually in cash on April 15 and October 15 of each year commencing April 15, 2001. The senior notes mature on October 15, 2005. They are redeemable on or after October 15, 2000, at our option.

     The notes issued by Winstar Equipment Corp. bear interest at a rate of 12 1/2% per annum, payable on March 15 and September 15, commencing September 15, 1997. The notes will mature on March 15, 2004. They are redeemable on or after March 15, 2002, at our option.

     The notes issued by Winstar Equipment Corp. II bear interest at a rate of 12 1/2% per annum, payable on March 15 and September 15, commencing September 15, 1997. The notes issued by Winstar Equipment Corp. II mature on March 15, 2004. They are redeemable on or after March 15, 2002, at our option.

     We have unconditionally guaranteed the obligations of Winstar Equipment Corp. and Winstar Equipment Corp. II under their respective notes. These obligations are secured by security interests in equipment and other property.

     The senior subordinated notes we issued in 1997 are:

          o    unsecured senior subordinated obligations,

          o rank in equal priority with the certain notes we issued in 1998, and

          o    are junior to all of our existing and future senior indebtedness.

     The senior subordinated notes bear interest at a rate of 15% per annum, payable on March 1 and September 1, commencing September 1, 2002. Until March 1, 2002, interest on the senior subordinated notes will accrue and be compounded semiannually, but will not be payable in cash. Interest on the accumulated amount of the senior subordinated notes as of March 1, 2002 will be payable semiannually commencing September 1, 2002. The senior subordinated notes will mature on March 1, 2007. They are redeemable on or after March 1, 2002, at our option.

     1998 Debt Placement

     In March 1998, we issued:

          o $200.0 million in aggregate principal amount of our 10% senior subordinated notes due 2008, and

          o $250.0 million in aggregate principal amount of our 11% senior subordinated deferred interest notes due 2008.

     The notes we issued in 1998 are:

          o    unsecured, senior subordinated obligations,

          o rank in equal priority with the senior subordinated notes we issued in 1997, and

          o are junior in right of payment to all of our existing and future senior indebtedness.

     The 10% notes we issued in 1998 bear interest at a rate of 10% per annum, payable on March 15 and September 15, commencing September 15, 1998. The 10% notes will mature on March 15, 2008. They are redeemable on or after March 15, 2003, at our option.

     The 11% notes we issued in 1998 bear interest at a rate of 11% per annum, payable on March 15 and September 15, commencing September 15, 2003. Until March 15, 2003, interest on the notes will accrue and be compounded semiannually, but will not be payable in cash. Interest on the accumulated amount of the 11% notes as of March 15, 2003 will be payable semiannually commencing September 15, 2003. The 11% notes will mature on March 15, 2008. They are redeemable on or after March 15, 2003, at our option.

     Indentures

     The indentures relating to our notes and our subsidiaries' notes contain certain covenants which, among other things, restrict our ability and that of certain of our subsidiaries to:

          o    incur additional indebtedness;

          o    create liens;

          o    engage in sale-leaseback transactions;

          o pay dividends or make distributions in respect of capital stock; make investments or certain other restricted payments;

          o    sell assets; issue or sell stock of such subsidiaries;

          o    enter into transactions with stockholders or affiliates;

          o acquire assets or businesses not constituting telecommunications assets; or

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

          o    consolidate, merge or sell assets.

     The covenants contained in these indentures are subject to exceptions. Our new media subsidiaries are not subject to many of these covenants. However, our ability to make additional investments in such subsidiaries is limited.

     Lucent Credit Agreement

     In October 1998, we entered into a supply agreement with Lucent. Also, in October 1998, we entered into a credit agreement which sets forth the terms and conditions under which Lucent or its assignee lenders will provide us with purchase money financing. This financing is in an aggregate amount of up to $2.0 billion and is to be used for the buildout of our domestic and international network. Lucent is not required to have outstanding at any one time aggregate loans and commitments in excess of $500.0 million.

     During the nine months ended September 30, 1999, we incurred approximately $522.3 million in indebtedness under our financing agreement with Lucent. As of September 30, 1999, the total amount outstanding under the Lucent financing agreement was approximately $599.8 million. In June 1999, a commercial bank purchased from Lucent, for syndication, $350.0 million of our borrowings under the financing agreement.

     Additional amounts under this agreement with Lucent become available on a dollar-for-dollar basis as the loans or unfunded commitments are syndicated by Lucent to other lenders. We may draw against available amounts until they have been fully drawn or the fifth anniversary of the credit agreement, whichever is earlier. The credit agreement provides that borrowings will fall into one of five annual tranches. The tranche under which a loan is drawn determines when the loan is to be repaid.

     Interest on loans with Lucent accrue at a floating rate equal to, at our election:

          o a base rate determined in relation to the then current prime rate, or

          o    at the London Inter-Bank Offered Rate,

in each case plus a margin which may vary over the life of the facility. Interest will be payable quarterly in arrears for base rate advances and at the end of each interest period. These interest periods can be one, three or six months in length, at our election. However, the interest on loans accruing during the first year of the tranche of which a loan is a part may, at our election, be deferred. The deferred interest shall then accrue interest at the same rates as the principal of the loans.

     The principal of any tranche as well as any deferred interest thereon will be repaid in sixteen equal installments. Installments are payable on the last day of each calendar quarter, commencing on the last day of the first quarter following the fourth anniversary of the date the applicable tranche first becomes available.

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

     Loans made under the credit agreement are also subject to mandatory prepayment upon the occurrence of certain events, including:

          o receipt by us or certain of our subsidiaries of proceeds of certain asset sales or casualty events which are not reinvested in our business, and

          o the generation of excess cash flow as defined in the credit agreement, if any, by us.

We are entitled to prepay the loans at our option, at any time.

     Loans are secured by a purchase money security interest in the equipment comprising the network, to the extent the purchase of such equipment is financed under the credit agreement.

     Equipment Lease Financings and Credit Lines

     Our subsidiaries have entered into financing arrangements. These arrangements include leaseback transactions. As of September 30, 1999, we owed an aggregate of $327.4 million under these financing arrangements.

     In addition, some of our new media subsidiaries are parties to a $6.5 million term loan facility. They use this facility to finance a portion of their capital needs. Principal on the term loan is payable in quarterly installments of $1.0 million each through December 31, 2000, with a final payment of $0.5 million due January 31, 2001. Interest accrues and is payable quarterly based on a rate of 1/4% in excess of the prevailing prime lending rate.

     Accounts Receivable Financing

     In June 1999, we completed a $35.0 million accounts receivable securitization financing arrangement. Under this financing, we may borrow up to the lesser of:

          o the maximum amount of the facility, which has been initially set at $25.0 million, increasing to $35.0 million when certain conditions are met, and

          o    the amount determined under a borrowing base formula.

     Borrowings under this facility bear interest at the London Inter-Bank Offered Rate, plus 1.5%. As of September 30, 1999, we had $7.5 million outstanding under this financing.

Common Stock

     Our authorized capital stock includes 200,000,000 shares of common stock, $.01 par value. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Although, we do not currently intend to pay any dividends, holders of common stock are entitled to receive dividends as may be declared by our board of directors. In the event of a liquidation or dissolution, holders of common stock are entitled to share in all assets remaining after payment of liabilities and liquidation preference of preferred stock.

     Holders of common stock have no preemptive rights. They also have no rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

     Our certificate of incorporation:

          o Provides for a board of directors divided into three classes. Each class generally serves for a term of three years, with only one class of directors being elected in each year.

          o Provides that directors may be removed with or without cause. Directors may be removed only by an affirmative vote of holders of at least a majority of our capital stock.

          o Requires an affirmative vote of holders of at least two-thirds of our capital stock to alter, amend or repeal the provisions of our certificate of incorporation relating to the matters described in the first two bullet points.

     Nominations for our board of directors may be made by our board or by any holder of common stock. A stockholder entitled to vote for the election of directors may nominate a person or persons for election as director only if written notice of such stockholder's intent to make such nomination is given to our Secretary not later than sixty days in advance of the meeting. Our certificate of incorporation and by-laws do not provide for cumulative voting rights. This means that holders of a majority of our capital stock who vote in the election of directors can elect all of the directors and, in such event, the holders of the remaining shares will not be able to elect any of our directors. A special meeting of our stockholders may be called at the request of the holders of at least 10% of our outstanding capital stock entitled to vote generally in all matters.

Preferred Stock

     Our certificate of incorporation and Delaware General Corporation Law give our board of directors the authority, without further stockholder action, to issue a maximum of 15,000,000 shares of preferred stock. Our board of directors has the authority to fix the following terms with respect to shares of any series of preferred stock:

          o    the designation of the series;

          o    the number of shares to comprise the series;

          o the dividend rate or rates payable with respect to the shares of the series;

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

          o the redemption price or prices, if any, and the terms and conditions of any redemption;

          o    the voting rights;

          o any sinking fund provisions for the redemption or purchase of the shares of the series;

          o the terms and conditions upon which the shares are convertible or exchangeable, if they are convertible or exchangeable; and

          o any other relative rights, preferences and limitations pertaining to the series.

     Series A Preferred Stock

     In February 1997, we sold in a private placement an aggregate of 4,000,000 shares of Series A 6% preferred stock. This preferred stock was sold together with warrants to purchase 1,600,000 shares of our common stock. The aggregate purchase price for the securities was $100.0 million.

     Each share of Series A preferred stock has a stated value of $25. Each share entitles the holder to receive dividends from us at a rate per annum equal to 6% of the stated value. Dividends accrue and are cumulative from the date of issuance and are payable in arrears quarterly as of March 31, June 30, September 30 and December 31 of each year. We may, at our election, pay dividends in cash or through the issuance of additional shares of Series A preferred stock.

     The shares of Series A preferred stock are convertible into the number of shares of our common stock derived by dividing:

          o the aggregate stated value of the Series A preferred stock being converted by

          o    $25, subject to adjustment.

     On February 11, 2002, any Series A preferred stock still outstanding will be automatically converted into shares of our common stock. We may, however, elect to pay cash instead, in an amount equal to the stated value plus all accrued and unpaid dividends thereon.

     The warrants entitle the holders to purchase an aggregate of 1,600,000 shares of our common stock for $25 per share, subject to adjustment, at any time until February 11, 2002. We may accelerate the expiration date at any time after February 11, 2000 if our common stock trades at $40 or more for a period of 20 consecutive days.

     As of September 30, 1999, after giving effect to conversions of Series A preferred stock into our common stock and the issuance of shares of Series A preferred stock as dividends, there were approximately 4,275,000 shares of Series A preferred stock outstanding.

     Rights to Purchase Series B Preferred Stock

     Under our rights agreement, holders of our common stock received, as a dividend, preferred stock purchase rights at the rate of one right for each share of our common stock held as of the close of business on July 14, 1997. One right will also attach to each share of our common stock issued after that date. Currently, the rights are not separate from our common stock and are not exercisable. The rights will only separate from our common stock and become exercisable if:

          o a person or group acquires 10% or more of our outstanding common stock, or

          o a person launches a tender or exchange offer that would result in ownership of 10% or more of our outstanding common stock.

     Each right that is not owned by an acquiring person entitles the holder to buy one one-thousandth of one share of our Series B preferred stock. The rights agreement provides that each right entitles the holder to purchase, for $225, units of Series B preferred stock with a market value of $450. However, if we:

          o are involved in a business combination in which we are not the survivor, or

          o sell 50% or more of our assets or earning power to another person,

then the rights agreement provides that each right entitles the holder to purchase, for $225, shares of the common stock of the acquiring person's ultimate parent having a market value of $450.

     At any time, until ten days following the date on which a person acquires 10% or more of our common stock, we may redeem all, but not less than all, of the rights for $0.0001 per right. The rights expire in July 2002. The Series B preferred stock will have dividend and liquidation preferences over our common stock, but will be junior to any other series of our preferred stock.

     Series C Preferred Stock

     On December 17, 1997, we sold in a private placement an aggregate of 175,000 shares of our Series C 14-1/4% senior cumulative preferred stock due 2007. The aggregate purchase price was $175.0 million.

     Dividends on the Series C preferred stock accrue from December 22, 1997 at the rate per share of 14 1/4% of the accumulated amount per annum. Dividends are compounded semiannually on each June 15 and December 15, but will not generally be payable in cash. However, commencing on the first June 15 or December 15 which is at least six months after the later of:

          o    December 15, 2002, and

          o the specified debt satisfaction date described in the certificate of designations governing the Series C preferred stock, dividends on the Series C preferred stock will be payable in cash at a rate per annum equal to 14-1/4%. In the event that the debt satisfaction date has not occurred before December 15, 2002, the rate otherwise applicable to the Series C preferred stock will be increased by 150 basis points from December 15, 2002 until the dividend payment date falling on or after the debt satisfaction date.

     The Series C preferred stock ranks:

          o senior to all existing and future capital stock that is junior in right to our Series C preferred stock, including our Series A preferred stock;

          o with equal priority with our Series D preferred stock and Series F preferred stock and all future capital stock that is specifically designated by our board of directors as having equal priority with our Series C preferred stock;

          o junior to all future capital stock specifically designated by our board of directors as being senior to our Series C preferred stock; and

          o junior in right of payment to all of our indebtedness and that of our subsidiaries.

     The Series C preferred stock will not be redeemable prior to December 15, 2002. On or after December 15, 2002, the Series C preferred stock will be redeemable at our option, in whole or in part. On December 15, 2007, we will be required to redeem the Series C preferred stock.

     After the debt satisfaction date, we may, at our option, exchange the shares of Series C preferred stock for 14-1/4% senior subordinated deferred interest notes due 2007. These notes would be issued in an amount equal to the aggregate accumulated amount of the shares of Series C preferred stock, plus accumulated and unpaid dividends to the date of exchange. Until these notes are repaid, interest will accrue at an annual rate of 14-1/4% of the accumulated amount. This interest will be compounded semiannually on each June 15 and December 15, but will not generally be payable in cash.

     The notes, if issued, will be:

          o    unsecured, senior subordinated obligations,

          o subordinated in right of payment to all of our senior indebtedness and to all indebtedness and other liabilities, including trade payables, of our subsidiaries, and

          o will rank with equal priority with the senior subordinated notes we issued in 1997.

     The notes, if issued, will not be redeemable prior to December 15, 2002. On or after December 15, 2002, the notes will be redeemable at our option.

     Series D Preferred Stock

     On March 17, 1998, we sold an aggregate of $200.0 million of our Series D 7% senior cumulative convertible preferred stock due 2010 in a private placement.

     Dividends at the rate of 7% per annum on the Series D preferred stock are cumulative from the date of issuance and are payable quarterly in arrears on each March 15, June 15, September 15 and December 15, commencing September 15, 1998. Dividends shall be, at our option, payable

          o    in cash, or

          o    through the issuance of shares of our common stock.

     The Series D preferred stock is convertible at any time after the issue date, at the option of the holders thereof, into shares of our common stock at a rate of 1.0079 shares of our common stock for each share of Series D preferred stock. This is equivalent to a conversion price of $49.61 for each share of our common stock.

     The Series D preferred stock ranks:

          o senior to all existing and future capital stock that is junior to our Series D preferred stock, including our Series A preferred stock;

          o equal in priority with our Series C preferred stock and Series F preferred stock and all future capital stock that is specifically designated by our board of directors as having equal priority with our Series D preferred stock;

          o junior to all future capital stock specifically designated by our board of directors as being senior to our Series D preferred stock; and

          o junior in right of payment to all of our indebtedness and that of our subsidiaries.

     The Series D preferred stock is not redeemable prior to March 20, 2001. On or after that date, the Series D preferred stock will be redeemable at our option. The Series D preferred stock is subject to mandatory redemption on March 15, 2010, at a redemption price of $50.00 per share plus accrued and unpaid dividends, if any. Upon the occurrence of a change in control, as defined in the certificate of designations governing the Series D preferred stock, we will be obligated to adjust the conversion price as provided in the certificate of designations.

     Series E Preferred Stock

     In connection with an acquisition we consummated in August 1998, we issued an aggregate of 75,100 shares of our Series E preferred stock. The Series E preferred stock is non-voting, non-redeemable and does not earn dividends. Each share of Series E preferred stock has a liquidation preference of $59.93 per share. The Series E preferred stock is junior in right to receive distributions in liquidation to all other currently existing preferred stock and any other class of preferred stock authorized in the future unless such new class is expressly made junior or equal to the Series E preferred stock. The holders of the Series E preferred stock may convert their stock into shares of our common stock on a one-for-one basis any time on or after August 28, 1999. Under certain conditions, Winstar may require these holders to convert.

Registrar and Transfer Agent

     The registrar and transfer agent for the Series A preferred stock, Series C preferred stock, Series D preferred stock, Series F preferred stock and common stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                  SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

     This prospectus relates to the resale by the selling stockholders of the shares listed below. All of the shares being registered under the registration statement of which this prospectus forms a part are being so registered under the registration rights granted by us to the selling stockholders. None of the selling stockholders has had a material relationship with us or any of our predecessors or affiliates within the past three years, except as described in the footnotes below or otherwise in this prospectus.

Holders of Series F Preferred Stock

     The table in this section "Holders of Series F Preferred Stock" sets forth the record holders of our Series F preferred stock. Generally, these record holders hold these shares for themselves and/or other beneficial holders. Accordingly, this prospectus also relates to and covers all beneficial holders of our Series F preferred stock, including, but not limited to:

          o    ARBCO Associates, L.P.

          o    Alexandria Global Investment Fund 1 Ltd.

          o    Argent Classic Convertible Arbitrage Fund (Bermuda) L.P.

          o    Argent Convertible Arbitrage Fund Ltd.

          o    Argent Classic Convertible Arbitrage Fund LP

          o    Aristeia International, Ltd.

          o    Aristeia Trading, LLC

          o    Bank America Pension Plan

          o    Bank of America Securities LLC

          o    BNP Arbitrage SNC

          o    Deeprock & Co.

          o    Duckbill & Co.

          o Federated Insurance Service, on behalf of its Federated Utility Fund II

          o    Federated Utility Fund, Inc.

          o Fidelity Advisor Series VII: Fidelity Advisors Utilities Growth Fund; Fidelity Financial Trust: Fidelity Convertible Securities Fund; Fidelity Advisor Series VII: Fidelity Advisor Utilities Growth Fund. Each entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company.

          o    Forest Alternative Strategies Fund II LP A-5-I

          o    Forest Fulcrum Fund LP

          o    Forest Alternative Strategies Fund II LP A-5-M

          o    Forest Global Convertible Fund Series A-5

          o    General Motors Welfare Benefit Trust (L-T VEBA)

          o    General Motors Welfare Benefit Trust

          o    HBK Cayman LP

          o    HBK Investments L.P.

          o    HBK Offshore Fund Ltd.

          o    Highbridge International LLC

          o    JMG Convertible Investments LP, Triton Capital Investments Ltd.

          o    Kellner, DiLeo & Co.

          o    Lipper Convertible Series II, L.P.

          o    Lipper Convertibles, L.P.

          o    LLT Limited

          o    McMahon Securities

          o    MFS Series Trust I: MFS Convertible Securities Fund

          o    MFS Series IV Trust: MFS Total Return Fund

          o    MFS Series I Trust: MFS Equity Income Fund

          o    MFS/Sun Life Series Trust: Equity Income Series

          o    Peoples Benefit Life Insurance Company

          o    Peoples Benefit Life Insurance Company (Teamsters Separate
               Account)

          o    PIMCO Convertible Bond Fund

          o    RAM Capital LLC

          o    Retail Clerks Pension Trust

          o    Ritchie Capital Investments Ltd.

          o    Salomon Smith Barney Inc.

          o    SoundShore Opportunity Holding Fund Ltd.

          o Sun American Service Trust, on behalf of its Federated Utility Portfolio

          o    Sylvan IMA (Ltd.) c/o Forest Investment Management LLC

     The selling stockholders shall also be entitled to sell any and all shares of common stock that may be issued instead of cash dividends on the Series F preferred stock and any and all shares of common stock issued upon conversion of the Series F preferred stock.

                                                              Record Ownership                  Number of Shares of
                                                        of Series F preferred stock           Series F preferred stock
Name of Selling Security holder                            as of October 18, 1999                    to be Sold
-------------------------------                         ---------------------------           ------------------------
The Bank of New York                                                 3,920                            3,920
Bear, Stearns Securities Corp.                                      60,575                           60,575
Boston Safe Deposit & Trust Company                                  1,925                            1,925
BT Alex Brown                                                          150                              150
Central Carolina Bank & Trust Company                                   50                               50
Chase Manhattan Bank                                                   360                              360
Chase Manhattan Bank (CCS)                                           5,944                            5,944
CBC World Markets Corp.                                              5,740                            5,740
Credit Suisse First Boston Corporation                              10,730                           10,730
Deutsche Bank Securities Inc.                                       24,000                           24,000
Fiduciary Trust Company International                                1,910                            1,910
Fiduciary Tennessee Bank N.A. Memphis                                   90                               90
First Options of Chicago, Inc.                                         750                              750
First Union National Bank                                              295                              295
Goldman, Sachs & Co.                                                 7,800                            7,800
Goldman Sachs International                                          3,200                            3,200
Investors Fiduciary Trust Company/SSB                                  600                              600
J.P. Morgan Securities Inc.                                          9,500                            9,500
Kellner, DiLeo & Co.                                                 3,000                            3,000
Lehman Brothers, Inc.                                               38,500                           38,500
Morgan Stanley & Co. Incorporated                                   26,400                           26,400
The Northern Trust Company                                              25                               25
PNC Bank, National Association                                       2,000                            2,000

                                                              Record Ownership                  Number of Shares of
                                                        of Series F preferred stock           Series F preferred stock
Name of Selling Security holder                            as of October 18, 1999                    to be Sold
-------------------------------                         ---------------------------           ------------------------
Prudential Securities Incorporated                                  28,000                           28,000
Salomon Smith Barney Inc.                                           29,965                           29,965
SSB - Trust Custody                                                    115                              115
State Street Bank & Trust Company                                   19,731                           19,731
Suntrust Bank, Atlanta                                               2,000                            2,000
Union Bank of California, N.A.                                          50                               50
Warburg Dillon Read LLC                                             11,100                           11,100
Weiss, Peck & Greer, L.L.C.                                          1,500                            1,500
Wilmington Trust Company                                                65                               65




Common Stock

     The following table sets forth the record holders of Common Stock registered for resale under this prospectus.

                                                            Beneficial Ownership                Number of Shares of
                                                              of Common Stock                       Common Stock
Name of Selling Security holder                            as of October 18, 1999                    to be Sold
-------------------------------                            ----------------------               -------------------
Glenn Anderson                                                       181(1)                           181(1)
Mark Chestnut                                                        226(1)                           226(1)
Brian Clarke                                                      29,573(1)                        29,573(1)
Dale Dennis                                                           46(1)                            46(1)
Barry Fingerhut                                                    9,571(2)                         9,571(2)
Gregory Green                                                        973(1)                           973(1)
Irwin Leiber                                                       9,571(2)                         9,571(2)
William Lonergan                                                   2,669(1)                         2,669(1)
Jared Miller                                                         973(1)                           973(1)
Edward A. Morin, Jr.                                              94,129(1)                        94,129(1)
Trevor Parkinson                                                     181(1)                           181(1)
MFG Corp.                                                         28,421(3)                        28,421(3)
Ed Piersma                                                            90(1)                            90(1)
Angela Quinn                                                         253(1)                           253(1)
Raptor Global Fund, L.P.                                           8,614(2)                         8,614(2)
Raptor Global Fund Ltd.                                           24,884(2)                        24,884(2)
Reservoir New Media LLC                                          114,849(2)                       114,849(2)
Barry Rubenstein                                                   9,571(2)                         9,571(2)
Orlando Saez                                                       9,858(1)                         9,858(1)
Seneca Ventures                                                   11,963(2)                        11,963(2)
Ralph Sims                                                        94,129(1)                        94,129(1)
Chad Skidmore                                                        973(1)                           973(1)
Walter Sonnenfeldt                                                   535(1)                           535(1)
Michael Stan                                                      43,444(1)                        43,444(1)
Tudor Private Equity Fund, L.P.                                  191,415(2)                       191,415(2)
Brian Vargas                                                      29,573(1)                        29,573(1)
Wheatley Foreign Partners, L.P.                                    6,700(2)                         6,700(2)
Wheatley Partners, L.P.                                           79,437(2)                        79,437(2)
Leonard Whitwer                                                   57,925(1)                        57,925(1)


                                                            Beneficial Ownership                Number of Shares of
                                                              of Common Stock                       Common Stock
Name of Selling Security holder                            as of October 18, 1999                    to be Sold
-------------------------------                            ----------------------               -------------------
Woodland Venture Fund                                             11,963(2)                        11,963(2)
Arthur Zards                                                      29,573(1)                        29,573(1)


-----------------------------

(1)  The shares were issued in connection with certain acquisitions.

(2) The shares will be those issuable to him under certain circumstances in connection with his ownership of equity of Winstar New Media Company, Inc., a subsidiary of Winstar.

(3)  The shares were issued as compensation for consulting services.

Plan of Distribution

     The sale or distribution of the securities may be effected directly to purchasers by the selling stockholders or by any donee or pledgee or transferee as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions, including:

          o    block trades,

          o    on any exchange or in the over-the-counter market,

          o    in transactions otherwise than in the over-the-counter market,

          o through the writing of put or call options relating to the securities, the short sales of the securities,

          o    through the lending of such securities,

          o through the distribution of the securities by any selling stockholder to its partners, members or shareholders, or

          o    through a combination of any of the above.

     Any of these transactions may be effected:

          o    at market prices prevailing at the time of sale,

          o    at prices related to such prevailing market prices,

          o    at varying prices determined at the time of sale, or

          o    at negotiated or fixed prices.

     If the selling stockholders effect transactions by selling securities to or through underwriters, brokers, dealers or agents, these underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or purchasers. These discounts may be in excess of those customary in the types of transactions involved.

     The selling stockholders and any brokers, dealers or agents that participate in the distribution of the securities may be deemed to be underwriters. Any profit on the sale of securities by them and any discounts, concessions or commissions received by any of the underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under the securities laws of some states, the securities may be sold in these states only through registered or licensed brokers or dealers. In addition, in some states, the securities may not be sold unless the securities have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

     Selling stockholders may also resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act. In these cases, they meet the criteria and conform to the requirements of that rule.

     We will pay all of the costs, expenses and fees incident to the registration, offering and sale of these securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify the selling stockholders and any underwriters against certain liabilities, including liabilities under the Securities Act. We will not receive any of the proceeds from the sale of any of the securities by the selling stockholders.

                                  LEGAL MATTERS

     The legality of the issuance of the dividend shares and conversion shares will be passed upon for us by Graubard Mollen & Miller, New York, New York. Certain partners and employees of Graubard Mollen & Miller own shares of common stock.

                                     EXPERTS

     The consolidated financial statements of Winstar as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 incorporated by reference into this prospectus, have been audited by Grant Thornton LLP, independent certified public accountants, to the extent and for the periods indicated in their reports thereon.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with the SEC. This prospectus is part of that registration statement and does not contain all of the information included in the registration statement. For further information about us and our securities you may refer to the registration statement and its exhibits and schedules as well as the documents described below. You can review and copy these documents at the public reference facilities maintained by the SEC or on the SEC's website as described below.

     We also file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available at the offices of the Nasdaq National Market in Washington, D.C.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

          o Annual Report on Form 10-K, as amended, for the year ended December 31, 1998; Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

          o Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

          o Proxy Statement regarding the Annual Meeting of Stockholders held on July 1, 1999, filed May 7, 1999;

          o    Current Report on Form 8-K, filed June 3, 1999;

          o    Current Report on Form 8-K, filed June 24, 1999;

          o    Current Report on Form 8-K, filed July 16, 1999; and

          o The description of our common stock contained in our registration statement on Form 8-A, as amended, under the Exchange Act (File No. 1-10726).

     We will provide any person to whom a prospectus is delivered a copy of any and all of the documents incorporated in this prospectus by reference upon their written or oral request. If you desire any of these documents, please contact us as at Winstar Communications, Inc., 230 Park Avenue, New York, New York, 10169,
Attention: Investor Relations, 212-584-4000.

                          UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma as adjusted condensed consolidated statement of operations for the nine months ended September 30, 1999 gives effect to a private placement we consummated in June 1999 as if it had occurred on January 1, 1999.

     The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1998 gives effect to certain financing transactions consummated in March 1998, as if they occurred on January 1, 1998. The following unaudited pro forma as adjusted condensed consolidated statement of operations for the year ended December 31, 1998 gives effect to the financing transactions we consummated in March 1998 and a private placement we consummated in June 1999, as if they had occurred on January 1, 1998.

     The pro forma financing statements do not purport to represent what our results of operations or financial condition would actually have been had the financing transactions we consummated in March 1998 and the private placement we consummated in June 1999 in fact occurred on the dates referenced above or to project our results of operations for any future period.

     These pro forma financial statements should be read in conjunction with the notes to the unaudited pro forma condensed consolidated financial statements included herein and our consolidated financial statements and condensed consolidated financial statements which are incorporated by reference into this prospectus.

                  WINSTAR COMMUNICATIONS INC. AND SUBSIDIARIES
                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    Adjustments
                                                                   for the June
                                                                   1999 Private
                                               Historical            Placement               As Adjusted
                                               ----------          ------------              -----------
Operating revenues:
Telecommunications services
Core                                           $ 243,061             $                        $ 243,061
Other                                             21,369                                         21,369
                                               ---------                                      ---------
Total telecommunications services                264,430                                        264,430
Information services                              39,703                                         39,703
                                               ---------                                      ---------
Total operating revenues                         304,133                                        304,133

Operating expenses
Cost of services and products                    224,850                                        224,850
Selling, general and administrative              314,764                                        314,764
expenses
Depreciation and amortization                    106,252                                        106,252
                                               ---------                                      ---------
Total operating expenses                         645,866                                        645,866
                                               ---------                                      ---------
Operating loss                                  (341,733)                                      (341,733)
Other expense
Interest expense                                (154,011)                                      (154,011)
Interest income                                   16,759                                         16,759
                                               ---------                                      ---------
Loss from continuing operations
  before income tax benefit                     (478,985)                                      (478,985)
Income tax benefit                                 3,000                                          3,000
                                               ---------                                      ---------
Net loss                                        (475,985)                                      (475,985)
Less preferred stock dividends                   (43,364)              (10,375)(a)              (53,739)
                                               ---------             ---------                ---------
Net loss applicable to common stock            $(519,349)            $ (10,375)               $(529,724)
                                               =========             =========                =========
Net loss applicable to common
  stockholders per share                       $  (10.47)                                     $  (10.63)
                                               =========             =========                =========

Weighted average shares
outstanding                                       49,606                   230(a)                49,836
                                               =========             =========                =========

                  WINSTAR COMMUNICATIONS, INC. AND SUBSIDIARIES
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   Pro Forma
                                                                  Adjustments
                                                                    for the
                                                                   March 1998                    Adjustments for
                                                                   Financing                      the June 1999
                                                   Historical    Transactions        Pro Forma  Private Placement    As Adjusted
                                                   ----------    ------------        ---------  -----------------    -----------
Operating revenues:
   Telecommunications services
      Core                                          $ 141,466      $                 $ 141,466      $                 $ 141,466
      Other                                            49,643                           49,643                           49,643
                                                    ---------      ---------         ---------      ---------         ---------
   Total telecommunications services                  191,109                          191,109                          191,109
   Information services                                53,338                           53,338                           53,338
                                                    ---------      ---------         ---------      ---------         ---------
Total operating revenues                              244,447                          244,447                          244,447
                                                    ---------      ---------         ---------      ---------         ---------
Operating expenses
   Cost of services and products                      204,748                          204,748                          204,748
   Selling, general and administrative expenses       263,155                          263,155                          263,155
   Depreciation and amortization                       74,953                           74,953                           74,953
                                                    ---------      ---------         ---------      ---------         ---------
Total operating expenses                              542,856                          542,856                          542,856
                                                    ---------      ---------         ---------      ---------         ---------
   Operating loss                                    (298,409)                        (298,409)                        (298,409)
Other expenses
   Interest expense                                  (156,599)       (10,757)(a)      (167,356)                        (167,356)
   Interest income                                     29,758                           29,758                           29,758
                                                    ---------      ---------         ---------      ---------         ---------
Loss from continuing operations before income
   tax benefit                                       (425,250)       (10,757)         (436,007)                        (436,007)
Income tax benefit                                      5,500                            5,500                            5,500
                                                    ---------      ---------         ---------      ---------         ---------
Net loss from continuing operations                  (419,750)       (10,757)         (430,507)                        (430,507)
Loss from discontinued operations                     (24,974)                         (24,974)                         (24,974)
                                                    ---------      ---------         ---------      ---------         ---------
Net loss                                             (444,724)       (10,757)         (455,481)                        (455,481)
Less preferred stock dividends                        (42,968)        (2,994)(a)       (45,962)       (21,750)(b)       (67,712)
                                                    ---------      ---------         ---------      ---------         ---------
Net loss applicable to common stock                 $(487,692)       (13,751)        $(501,443)     $ (21,750)        $(523,193)
                                                    =========      =========         =========      =========         =========
Net loss applicable to common stock per share:                                                                                $
   From continuing operations                       $  (11.96)                       $  (12.30)                          (12.70)
   From discontinued operations                         (0.65)                           (0.64)                           (0.64)
                                                    ---------                        ---------                        ---------
Net loss applicable to common stock per share       $  (12.61)                       $  (12.94)                       $  (13.34)
                                                    =========                        =========                        =========

                                                    =========      =========         =========      =========         =========
Weighted average shares outstanding                    38,681             72(a)         38,753            460(b)         39,213
                                                    =========      =========         =========      =========         =========


               Notes to Unaudited Pro Forma Condensed Consolidated
                              Financial Statements
                        (in thousands, except share data)

     The adjustments below were prepared based on data currently available and in some cases are based on estimates or approximations. It is possible that the actual amounts to be recorded may have an impact on the results of operations different from that reflected in the accompanying unaudited pro forma condensed consolidated financial statements. It is therefore possible that the entries presented below will not be the amounts that were actually recorded.

Statement of Operations for the Nine Months Ended September 30, 1999

          (a) To record the dividends on the Series F convertible preferred stock as if the June 1999 Private Placement had occurred on January 1, 1999.

Statement of Operations for the Year Ended December 31, 1998

          (a) To record the financing transactions we consummated in March 1998 as if they occurred as of January 1, 1998, including preferred stock dividends, interest expense and amortization of deferred debt offering costs and other related fees, but not including interest income earned on unused cash, as follows:

               Dividends on the Series D preferred stock issued in March 1998, which were $2,994.

               Interest expense, including amortization of debt offering costs, on the 1998 Notes issued in March 1998, which was $10,757.

          (b) To record the dividends on the Series F convertible preferred stock as if the June 1999 Private Placement had occurred on January 1, 1998.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Other Expenses of Issuance and Distribution

         The estimated expenses in connection with the sale of the securities being registered hereby, are as follows:



SEC registration fee..............................................  $157,098.66
Legal fees and expenses...........................................    75,000.00
Listing fees......................................................    30,000.00
Accounting fees and expenses......................................    75,000.00
Miscellaneous.....................................................    20,000.00
                                                                    -----------
     Total........................................................  $357,098.66
                                                                    ===========


ITEM 15.  Indemnification of Directors and Officers

     Our certificate of incorporation provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by law.

     Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

     "Section 145. Indemnification of officers, directors, employees and agents; insurance.

     (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under sections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

     (e) Expenses incurred by an officer or director in defending a civil or criminal action, suite or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer, to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith an in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     Insofar as indemnification for liabilities arising under the Securities
Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.    Exhibits

Exhibit
Number      Description
-------     -----------

5.1         Opinion of Graubard Mollen & Miller

12.1        Ratio of Earnings to Combined Fixed Charges and Preferred Stock
            Dividends

23.1        Consent of Grant Thornton LLP

23.2 Consent of Graubard Mollen & Miller (included in its opinion filed as Exhibit 5.1)

24          Power of Attorney (set forth on signature page)

ITEM 17.    Undertakings.

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on form and has duly caused this to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 11, 1999.

                                   WINSTAR COMMUNICATIONS, INC.

                                   By: *
                                      ------------------------------------------
                                      William J. Rouhana, Jr.
                                      Chairman of the Board and Chief Executive
                                      Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


*
-----------------------------       Chairman of the Board and Chief Executive Officer      November  11, 1999
William J. Rouhana, Jr.             (and principal executive officer)


*                                   President, Chief Operating Officer and Director        November  11, 1999
-----------------------------
Nathan Kantor


/s/ Timothy R. Graham               Executive Vice President, General Counsel and          November  11, 1999
-----------------------------       Director
Timothy R. Graham


/s/ Ric Uhl                         Executive Vice President and Chief Financial           November  11, 1999
-----------------------------       Officer
Ric Uhl


*                                   Director                                               November  11, 1999
-----------------------------
Bert W. Wasserman


*                                   Director                                               November  11, 1999
-----------------------------
William J. vanden Heuvel


*                                   Director                                               November  11, 1999
-----------------------------
Steven B. Magyar


*                                   Director                                               November  11, 1999
-----------------------------
James I. Cash


*                                   Director                                               November  11, 1999
-----------------------------


*
-----------------------------       Senior Vice President-Finance (Principal
Joseph P. Dwyer                     Accounting Officer)
*By power of attorney
